Exhibit 4.2
Seahawk Drilling, Inc.
Up to $[               ] Senior Secured Credit Facility
Summary of Terms & Conditions
The terms and conditions contained in this term sheet are intended to provide an overview rather than to be exhaustive and are subject to further due diligence. The provisions with respect to future dates for payment schedules, commencement dates and maturities of the various obligations and agreements are approximations and may be adjusted based on further discussions between the parties subject to this term sheet. We regard the contents of this proposal to be confidential, and as such, it shall only be released to a third party in accordance with the terms of the Proposal Letter, or if no Proposal Letter is then in effect, without the prior written consent of the parties herein designated the Borrower and the Agent.
This is solely an indicative term sheet of terms and conditions, including without limitation the rates quoted herein, for the use as herein provided and is not a commitment to lend, to hedge or to buy securities, or an offer to borrow, to enter into any hedging arrangement or to issue any securities, by any entity named herein or any affiliate thereof and as such remains subject to due diligence and internal approvals of all such entities, as applicable.

Borrower:	Seahawk Drilling, Inc., a Delaware corporation (the “Borrower” or the “Company”).

Guarantors:	Each present and future material subsidiary company of the Borrower that is eligible to make guarantees to the extent no adverse tax consequence would result therefrom or it is not restricted by an existing contractual arrangement (the “Guarantors”; the Company and the Guarantors, collectively, the “Credit Parties”).

Bookrunner and Lead Arranger:	Natixis, New York Branch or an affiliate thereof together with its successors and assigns.

Administrative Agent and Collateral Agent:	Natixis, New York Branch (in such capacity, the “Agent”).

Lenders:	A syndicate of banks (collectively, the “Lenders”).

Type and Amount of Facility:	A two year credit facility (the “Credit Facility”) in an initial Facility Amount of up to $[ ] (the “Commitments”) with availability subject to a Borrowing Base as more fully described herein. Up to $[ ] of the Credit Facility will be available to issue letters of credit (each, a “Letter of Credit”) for the account of the Borrower and up to $[ ] of the Credit Facility will be available for Revolving Credit Loans (the Loans under the Credit Facility and the Letters of Credit, collectively the “Credit Loans”).

Optional Increase in Commitment:	The Company may, on one or more occasions for up to one year after the Closing Date and subject to satisfaction of customary conditions to request a commitment increase, increase the total Commitments to the Facility Amount by adding one or more banks, financial institutions or other lender parties as lenders or by allowing one or more Lenders to increase their respective Commitments, or any combination thereof. Total Commitments can not exceed an amount equal to $[ ] minus any permanent reductions in the Commitments.

Closing Date:	A date to be mutually agreed between the Company and the Agent, but in any event no later than July 2009.

Maturity Date:	Second anniversary of the Closing Date.

Purpose:	Loans made and Letters of Credit issued under the Credit Facility will be used by the Company for working capital and general corporate purposes, including the backstop of surety bonds; provided, however that Loans may not be made and Letters of Credit may not be issued to support contingent obligations, assessments and appeal bonds related to Mexican tax liabilities other than Loans and Letters of Credit that in the aggregate amount at any one time outstanding do not exceed the lesser of (a) 20% of the Commitments and (b) $15,000,000.

Repayment & Reimbursement:	All amounts outstanding under the Credit Facility shall be repaid in full on the Maturity Date.

Availability:	The aggregate amount of Loans and the face amount of all Letters of Credit outstanding under the Credit Facility shall not at any time exceed the lesser of (i) the Commitments or (ii) the Borrowing Base.

Loans will be available under the Credit Facility at any time on or after the Closing Date and prior to the Maturity Date in minimum principal amounts of $2,500,000 and integral multiples of $500,000 thereafter, and if lesser, the amount of any remaining undrawn portion of the Credit Facility. Amounts prepaid or repaid under the Credit Facility may be re-borrowed until the business day before the Maturity Date.

Outstanding Letters of Credit will reduce availability under the Credit Facility. Letters of Credit will be available at any time before the fifth business day prior to the Maturity Date.

Defaulting Lender:	A “Defaulting Lender” shall include any Agent, Lender or Issuing Lender that (i) fails to fund its Commitment (or any participation in respect of its Commitment) or has notified the Agent and the Company that it does not intend to do so, (ii) fails to reimburse Agent, the Issuing Lender or any other Lender in accordance with the terms of the definitive documentation with respect to the Credit Facility, unless such amount is the subject of a good faith dispute or (iii) files bankruptcy or becomes insolvent or whose parent becomes bankrupt or insolvent. At Borrower’s request, with the Agent’s consent not to be unreasonably withheld, any Defaulting Lender can either be (a) replaced in accordance with the assignment provisions of the definitive documentation with respect to the Credit Facility (unless such assignment provisions otherwise do not require Agent’s consent with respect to eligible assignees to be agreed upon) or (b) removed, and if removed, Commitment percentages will readjust automatically to 100%. No Defaulting Lender shall (w) be entitled to vote in certain circumstances, (x) be counted for purposes of calculating the Required Lenders (as described below under “Voting”), (y) receive accruing fees in respect to the unused portion of the Commitments or (z) at any time prior to the acceleration or maturity of the Loans, receive payments of principal or interest until such time as the borrowing(s) for which such Defaulting Lender shall have failed to fund have been paid in full or each Lender (including each Defaulting Lender) is owed its ratable share of all loans then outstanding. If the Agent is a Defaulting Lender, at Borrower’s sole discretion, the Agent can be removed and replaced.

Borrowing Base Calculation:	To be determined on a monthly basis:

1. 80% of Tier 1 Eligible Receivables (denominated in dollars, due from investment grade counterparties or an account debtor whose obligations are guaranteed by an investment grade counterparty or backed by an in-force letter of credit issued by any Lender or its affiliate or by a banking institution rated as least A-/A3 and <120 days post invoice), plus

2. 60% of Tier 2 Eligible Receivables (if domestic, payable in dollars, or if the account debtor is PEMEX or any of its affiliates, then denominated in dollars, below investment grade counterparties and <90 days post invoice), plus

3. 20% of the Orderly Liquidation Value of the Collateral Rigs (as defined under “Security” below).

Further mutually agreeable limits to be set including but not limited to (i) portion of receivables from any one account debtor, (ii) portion of receivables attributable to any account where more than 25% of that accounts’ receivables are ineligible, (iii) accounts (or portions thereof) that are subject to rights of offset, (iv) accounts which have not been billed and (v) subject to reasonable notice to the Borrower, other accounts as may be determined to be subject to limitation by the Administrative Agent in good faith.

Notwithstanding the foregoing, if at any time the Fixed Charge Coverage Ratio (as defined below) is less than 1.50x for any fiscal quarter, then the aggregate amount of Loans and the face amount of all Letters of Credit outstanding under the Credit Facility shall not at any time exceed the lesser of (i) the greater of (A) the Commitments then in effect reduced by 25% for each fiscal quarter until the Fixed Charge Coverage Ratio is greater than or equal to 1.50x for such fiscal quarter only or (B) $35,000,000 or (ii) the Borrowing Base. Any reductions in availability pursuant to the above formula shall not be considered to be a reduction, permanent or temporary, in the Commitments. Once the Borrower has achieved a Fixed Charge Coverage Ratio of at least 1.50x for such fiscal quarter only, for the purposes of determining the availability under the Credit Facility pursuant to the above formula, the Commitments shall be increased by the same amount(s) by which the availability was reduced in each of the prior fiscal quarter(s) in the inverse order for each subsequent fiscal quarter until they equal 100% of the Commitments so long as the Fixed Charge Coverage Ratio is equal to or greater than 1.50x for such fiscal quarter only.

Optional Prepayments:	Loans may be prepaid by the Company in minimum amounts of $1,000,000, and in integral multiples of $250,000 in excess thereof without premium or penalty but subject to customary break costs.

Mandatory Reimbursement & Prepayments:	Subject to usual and customary and reasonably agreed thresholds, time periods, permitted uses and excepted transactions, the Credit Facility shall be prepaid with (but the Commitments shall not be reduced by):

	(A)	Net cash proceeds of any incurrence of indebtedness, other than permitted indebtedness.

	(B)	Net cash proceeds of any sale or disposition of the Collateral which are not timely used or committed to be used within 365 days of receipt to purchase or invest in property that becomes Collateral. Without any mandatory prepayment, the Credit Parties shall also be entitled to substitute a Collateral Rig subject to sale or disposition with one or more offshore drilling rigs of comparable type and total value subject to approval by the Agent and the Required Lenders, such consent not to be unreasonably withheld.

	(C)	Net cash proceeds of any issuance and sale of equity interests by the Company (if not committed or employed for acquisition or other corporate purposes within 365 days of receipt), excluding proceeds from the sale of equity under an employee stock or stock option plan and similar customary exceptions.

	(D)	Net insurance proceeds in excess of $2,000,000 not committed or redeployed in or for assets of the general type used by the Company and its subsidiaries or for a like business purpose within 365 days of receipt.

Optional Commitment Cancellations:	Commitments may be cancelled by the Company in minimum amounts of $5,000,000, and in integral multiples of $5,000,000 in excess thereof without premium or penalty.

Letters of Credit:	At any one time outstanding under the Credit Facility, and subject to further limitation if applicable by the Borrowing Base, up to $[ ] of the Commitment amount will be available for the issuance of Letters of Credit by a Lender to be agreed upon (in such capacity, the “Issuing Lender”).

No Letter of Credit shall have any expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Maturity Date; provided, that (i) any Letter of Credit with a one-year tenor may provide for the automatic renewal thereof for additional one-year periods or less (which shall in no event extend beyond the date referred to in clause (b) above unless the obligations in clause (ii) below are satisfied), and (ii) the Company may elect to issue Letters of Credit with an expiration date beyond the maturity of the Credit Facility subject to providing cash collateral in an amount equal to 105% of the face amount of such letter of credit no later than 90 days prior to the Maturity Date. The Lenders shall purchase participations in each Letter of Credit, ratably in accordance with their respective Credit Facility commitments.

The issuance of all Letters of Credit will be subject to customary procedures and documentation of the Issuing Lender; provided that, in the case of any conflicts between such documentation and the definitive documentation with respect to the Credit Facility, the definitive documentation with respect to the Credit Facility shall govern.

Drawings under any Letter of Credit shall be reimbursed by the Company (whether with its own funds or with the proceeds of loans under the Credit Facility) on the same business day. To the extent that the Company does not so reimburse the Issuing Lender, the Lenders under the Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis pursuant to their participation interests therein.

Interest Rates and Fees:	As shown in Exhibit I.

Security:	The obligations of the Company and each Guarantor in respect of the Credit Facility shall be secured by perfected first preferred ship mortgages on the Credit Parties’ jack-up and other drilling rigs identified as Collateral Rigs in Exhibit II (the “Collateral Rigs”) and a first priority perfected UCC interest in the Credit Parties’ accounts receivables, inventories, certain cash accounts and cash equivalents (collectively the “Collateral”), subject to customary exceptions. The jack-up and other drilling rigs identified in Exhibit II as “Non-Collateral Rigs” are permitted to be pledged to either Mexican tax authorities or sureties in order to secure contingent obligations, assessments and appeal bonds related to Mexican tax liabilities.

The Credit Parties will also (i) name the Agent as Loss Payee under all material insurances on the Collateral (policies to include Hull & Machinery (including usual marine risks and excess risks), P&I or Third Party Liability, Drilling & Towage, Excess Liabilities Policies, Pollution, and Repossession to be provided from time to time on certain Collateral Rigs in the case that such rigs would be operating under charters or in jurisdictions implying potential repossession risks, as reasonably determined by the Agent, such insurances to be at the cost of the Credit Parties, (ii) grant to the Lenders a pledge of the stock of the Borrower’s material subsidiaries (100% in the case of domestic subsidiaries and 65% in the case of first-tier foreign subsidiaries that own Collateral Rigs), and (iii) grant to the Lenders a negative pledge on all other unencumbered assets, including the Non-Collateral Rigs (except for the liens described above), subject to customary exceptions.

Appraisals:	Within 225 days of the Closing Date, and within every six months thereafter, the Company, at its expense, will provide to the Agent an independently prepared desktop appraisal of the Collateral Rigs which has been independently prepared by a rig appraisal firm selected by the Agent and reasonably acceptable to the Borrower (each, a “Desktop Appraisal”) in form and substance reasonably satisfactory to Agent. The Agent may, or at the request of the Required Lenders shall, be allowed to request up to two additional appraisals of the Collateral Rigs from a rig appraisal firm selected by the Agent and is reasonably acceptable to the Borrower at any time during each loan year at Lender’s expense unless an Event of Default has occurred and is continuing. The Company, at its option and expense, may at any other times provide to the Agent an interim Desktop Appraisal for the purpose of updating the Borrowing Base based upon, among others, upgrades, improvements and reconfigurations of vessels.

Representations and Warranties:	Those representations and warranties that are usual and customary for these types of credit facilities (subject to usual and customary exceptions to be reasonably agreed upon between the Agent and the Company), including but not limited to: accuracy of financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or material contractual obligations; no material litigation; no default; ownership of material property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; solvency; labor and pension matters; and accuracy of disclosure.

Conditions Precedent to Closing:	Usual and customary for transactions of this type and others to be reasonably agreed upon between Agent and the Company, in each case, subject to customary exceptions, baskets, thresholds and similar qualifications, including, but not limited to:

1. Execution of all Credit Documents;

2. Receipt of Board Resolutions;

3. Receipt of Incumbency/specimen signature certificate;

4. Receipt of audited and un-consolidated historical financial statements;

5. Receipt of financial projections;

6. Receipt of satisfactory lien search results;

7. Financing statements relating to the perfection of liens on and security interest in Collateral shall have been filed or recorded;

8. Receipt of an orderly liquidation valuation appraisal for the Collateral Rigs by Bassoe Offshore (USA) Inc. or another rig appraisal firm selected by the Agent and reasonably acceptable to the Borrower;

9. Receipt of MMS environmental compliance certificates;

10. Receipt of favorable legal opinion(s) from counsel for the Borrower;

11. Receipt of reasonably satisfactory solvency certificate;

12. Effectiveness of insurance that is usual and customary for similarly situated companies in the Gulf of Mexico mat-supported jack-up rig business;

13. Accuracy of representations and warranties;

14. Absence of Material Adverse Effect;

15. Absence of pending material litigation;

16. Payment of fees and reasonable expenses;

17. The spin-off of the Company shall have been consummated or shall be consummated in accordance with the terms of the Master Separation Agreement and all of the conditions to the effectiveness thereof and to the spin-off of the Company shall have been satisfied or waived in accordance with the terms thereof; provided, however, that if any condition shall be waived that is materially adverse to the Lenders, such waiver shall also require the consent of the Agent and the Required Lenders, such consent not to be unreasonably withheld, conditioned or delayed.

Conditions Precedent to Each Borrowing Following the Initial Borrowing:
1. Accuracy of representations and warranties in all material respects, subject to representations and warranties that are specific to another date and in respect to certain financial condition representations and warranties, relating to the most recently delivered financial statements;

2. No default.

Affirmative Covenants:	Usual and customary for transactions of this type and others to be reasonably agreed upon between Agent and the Company, in each case, subject to customary exceptions, baskets, thresholds and similar qualifications, including, but not limited to: delivery of financial statements, reports, accountants’ letters, projections, officers’ certificates and other information reasonably requested by the Agent (in each instance and as applicable, the delivery of which will be satisfied by applicable EDGAR filings); payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with material laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws and other further assurances.

Negative Covenants:	Usual and customary for transactions of this type and others to be reasonably agreed upon between Agent and the Company, in each case, subject to customary exceptions, baskets, thresholds and similar qualifications, including, but not limited to limitations on: indebtedness; liens; guarantee obligations; mergers, consolidations, liquidations and dissolutions; sales of assets; leases; dividends and other payments and distributions in respect of capital stock and subordinated debt; capital expenditures; investments, loans and advances; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale and leasebacks; changes in fiscal year; negative pledge clauses; changes in lines of business; and unhedged currency risk.

Financial Covenants:	Usual and customary for transactions of this type and others to be reasonably agreed upon between Agent and the Company, in each case, subject to customary exceptions, baskets, thresholds and similar qualifications, including annual and quarterly (except 4th quarter) consolidated tests of the Borrower and its subsidiaries to be tested as set forth below:

	(A)	If, at any time when Loans or Letters of Credit are outstanding, the sum of the unused availability under the Credit Facility plus unrestricted cash is less than $50,000,000, Minimum Fixed Charge Coverage Ratio of 2.0x for the four fiscal quarters then ending, defined as the ratio of EBITDA (adjusted for certain allocated non-recurring general and administrative expenses to be agreed upon) to Fixed Charges (including cash interest expense, any portion of lease payments not expensed, and maintenance capital expenditures but excluding, for the avoidance of doubt, reactivation capital expenditures), to be tested at each fiscal quarter end.

	(B)	Minimum Orderly Liquidation Value of the Collateral Rigs, as set forth in the Desktop Appraisal for each Collateral Rig which was most recently received by the Agent and requested in accordance with the terms of the credit agreement, to outstanding amount of Loans made and Letters of Credit issued shall not be less than 3.0x, to be tested at all times.

	(C)	Current Ratio of not less than 1.2x, to be tested at each fiscal quarter end. Current assets shall include cash, cash equivalents, accounts receivable and up to $25,000,000 of unused availability under the Credit Facility, and current payables shall exclude costs and expenses related to the Pride Wyoming and its related liabilities.

	(D)	Minimum Tangible Net Worth of at least 90% of Tangible Net Worth of the Borrower and its subsidiaries (adjusted for certain impairment charges of up to $60,000,000) as of the end of the first fiscal quarter ending following the spin-off of the Company from Pride International, Inc., to be tested at each fiscal quarter end.

As used above, capitalized terms not otherwise defined shall have the meanings in accordance with GAAP and otherwise as mutually agreed.

Financial definitions, levels and measurement periods subject to change based on negotiation of the Master Separation Agreement between the Company and Pride International, Inc.

Events of Default:	Usual and customary for transactions of this type and others to be reasonably agreed upon between Agent and the Company, in each case, subject to customary exceptions, thresholds, grace periods and similar qualifications, including, but not limited to nonpayment of principal when due; outstanding advances in excess of the Borrowing Base, as determined from time to time, or the Commitment, as adjusted from time to time in relation to the Fixed Charge Coverage Ratio, in each case, not repaid within 10 days of earlier of (i) the Borrower’s receipt of notice of such determination or adjustment or (ii) the Borrower’s knowledge thereof, as the case may be; nonpayment of interest, fees or other amounts after a grace period to be agreed upon; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity by a Credit Party of any guarantee or security document or security interest; and Change of Control (to be defined).

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding more than 66⅔% of the aggregate funded and unfunded commitments for the Credit Facility (the “Required Lenders”), but, in addition, (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled final maturity date, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment and (iv) modifications to the pro rata provisions of the Credit Documentation, (b) the consent of 100% of the Lenders shall be required with respect to (i) modifications to any of the voting percentages and (ii) releases of material Credit Parties unless therein expressly provided for, and (c) the consent of the Agent shall be required with respect to modifications of its rights and duties under the Credit Documentation.

Assignments and Participations:	The Lenders shall be permitted to assign and sell participations in their Loans and commitments, subject, in the case of assignments to the consent of the Agent and any Issuing Bank, and, except upon the occurrence and during the continuance of an Event of Default, the Company (which consent in each case shall not be unreasonably withheld). In the case of partial assignments (other than to another Lender or to an affiliate of a Lender), the minimum assignment amount shall be $5,000,000, and, after giving effect thereto, the assigning Lender shall have commitments and Loans aggregating at least $5,000,000 in each case unless otherwise agreed by the Company and the Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under “Voting” above. Pledges of Loans to the Federal Reserve Bank in accordance with applicable law shall be permitted without restriction (other than all related costs and expenses and for the account of the pledging Lender), and promissory notes shall be issued under the Credit Facilities only upon request. In connection with any assignment under the Credit Facility, the assigning Lender shall pay the Agent an assignment fee of $3,500.

Yield Protection:	The Credit Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes, in each case, with respect to changes becoming effective after such person becomes a Lender and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a LIBOR Loan (as defined in Exhibit I) on a day other than the last day of an interest period with respect thereto.

Expenses:	The Company shall pay (a) all reasonable out-of-pocket expenses of the Agent associated with the syndication of the Credit Facility and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto requested by it (including the reasonable fees, disbursements and other charges of one external primary counsel and of one local counsel in each jurisdiction, if necessary (it being understood that the local counsel for any such jurisdiction shall, if reasonably acceptable to the Agent, be limited to any local counsel previously engaged by the Company in such jurisdiction, if applicable), and one external auditor), (b) all out-of-pocket expenses of the Agent and the Lenders (including the fees, disbursements and other charges of external counsel) in connection with the collection and enforcement of the Credit Documentation or in any bankruptcy, insolvency or liquidation proceeding and (c) all out-of-pocket expenses of the Agent incurred as a result of and during the continuance of any Event of Default.

Indemnification:	The Agent and the Lenders (and their affiliates, respective officers, directors, employees, attorneys and advisors) will have no liability for, and will be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financings contemplated herein or the use or the proposed use of proceeds thereof or any other matter related thereto (except that no indemnified party shall be indemnified for any loss directly resulting from its own bad faith, gross negligence, willful misconduct, violation of law, breach of its obligations under the definitive documentation with respect to the Credit Facility or any disputes between or among the Agent, Lenders or Issuing Lender, or any combination thereof. None of the Company, Lenders, Agent, Issuing Bank or any of their subsidiaries or any of their affiliates, respective officers, directors, employees, attorneys and advisors or any indemnified party shall be liable, on any theory of liability, for any special, indirect, consequential or punitive damages.

Governing Law and Forum:	State of New York

Agent’s Counsel	Bracewell & Giuliani LLP (Houston, Texas)

Exhibit I

Interest Rate Options:	The Company may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

(a) the Base Rate plus the Applicable Margin; or

(b) LIBOR plus the Applicable Margin.

As used herein:

“Base Rate” means, for any day, a fluctuating rate equal to the highest of: (i) the Prime Rate in effect on such day, (ii) a rate reasonably determined by the Agent to be one and one-half percent (1.50%) above Daily One Month LIBOR, and (iii) the Federal Funds Rate plus one and one-half percent (1.50%).

“Daily One Month LIBOR” means, for any day, the rate of interest equal to LIBOR then in effect for delivery of funds for a one (1) month period.

“LIBOR” means the rate per annum (rounded upward, if necessary, to the nearest whole 1/100 of 1%) and determined pursuant to the following formula:

LIBOR = Base LIBOR / 100% — LIBOR Reserve Percentage

“Base LIBOR” means (a) for purposes of determining Daily One Month LIBOR Rate, the rate per annum for United States dollar deposits quoted by the Administrative Agent for the purpose of calculating effective rates of interest for loans making reference to the “Daily One Month LIBOR Rate”, as the inter-bank market offered rate in effect from time to time for delivery of funds for one (1) month in amounts approximately equal to the principal amount of such loans; provided that, the Borrower understands and agrees that the Administrative Agent may base its quotation of the inter-bank offered market rate upon such offers or other market indicators of the inter-bank market as Administrative Agent in its discretion deems reasonably appropriate including, but not limited to, the rate determined under the following clause (b), and (b) for all other purposes, the interest rate per annum equal to the applicable London interbank offered rate for deposits in Dollars appearing on Reuters Reference LIBOR01 for Dollars as of 11:00 a.m. London time, two business days prior to the first day of the relevant interest period and having a maturity equal to such interest period (provided that, if such quotation is not available for any reason, the LIBOR shall then be the rate reasonably determined by Administrative Agent to be the rate at which deposits in such currency for delivery on the first day of such Interest Period in immediately available funds in the approximate amount of the loan being made, continued or converted by Administrative Agent and with a term equivalent to such Interest Period would be offered by Administrative Agent‘s London Branch

(or other branch or Affiliate of Administrative Agent ) to major banks in the London or other offshore inter-bank market for Dollars at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period).

Applicable Margin:	LIBOR Margin of 4.50% Base Rate Margin of 3.50%

Commitment Fees:	150 bps per annum payable quarterly in arrears on the average daily unused portion of the Credit Facility, it being understood that Commitments shall be deemed “used” on any given day to the extent of the aggregate amount of Letters of Credit then outstanding on such day.

Interest Payment Dates:	In the case of Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the LIBO Rate (“LIBOR Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Letter of Credit Fees:	The Company shall pay a per annum Letter of Credit fee to the Agent and the Lenders equal to the Applicable LIBOR Margin accruing on the aggregate available face amount of outstanding Letters of Credit and based upon their allocated commitment to the Credit Facility.

Letter of Credit Fronting Fees:	The Company shall pay to the Issuing Lender for its own account, at issuance, a fronting fee equal to 0.25% per annum applied to the face amount of all outstanding Letters of Credit. In addition, reasonably and customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:	If and whenever any Payment Default is continuing, each Applicable Margin shall be increased by 2.00% per annum, and all interest shall be payable on demand, it being understood that Payment Default shall relate only to the default of payment of principal, interest and stated Commitment and Letter of Credit fees.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Exhibit II — Collateral Rigs
1.	Pride Kansas

2.	Pride Alaska

3.	Pride Michigan

4.	Pride Missouri

5.	Pride Alabama

6.	Pride Colorado

7.	Pride Mississippi

8.	Pride New Mexico

9.	Pride Utah

10.	Pride Texas

11.	Pride California

12.	Pride Louisiana

13.	Pride Oklahoma

14.	Pride Arkansas

15.	Pride Nebraska
Non-Collateral Rigs
1.	Pride Arizona

2.	Pride Florida

3.	Pride Georgia

4.	Pride Nevada

5.	Pride South Carolina